Exhibit 99.1
News From
REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523
FOR IMMEDIATE RELEASE
Federal Signal Corporation Announces Third Quarter Earnings
Company Generates Q3 Profit From Continuing Operations Through Cost Reductions and Improved
Performance from its Fire Rescue Group
—Highlights—
•	Q3 EPS of $0.10 from Continuing Operations
•	Overhead Costs Reduced $12.2 Million versus Q3 2008, Including $3.6 Million Related to a Q3 2008 Contract Dispute
•	Improved Q3 Operating Margin in the Fire Rescue Group
•	Q3 Order Backlog = $209 Million vs $218 Million at End of Q2
•	Net Debt Reduced Over $26 Million in the Quarter
•	$130 Million of Global Liquidity at end of Q3
Oak Brook, Ill., November 3, 2009 — Federal Signal Corporation (NYSE: FSS) reported income from continuing operations of $4.6 million, or $0.10 per share, for the third quarter of 2009 on revenue of $167 million. For the same period of 2008, the Company earned $14.5 million from continuing operations, or $0.31 per share, on revenue of $212 million. The year-over-year third quarter income reduction is primarily the result of lower sales volumes, offset somewhat by margin improvement in the Fire Rescue Group, lower overhead costs and lower interest and other expense.
The Company recorded net income including discontinued operations of $4.3 million in the third quarter of 2009 compared to net income of $14.2 million in the prior year period. Operating cash flow from continuing operations for the first nine months of 2009 totaled $43.2 million, a $33.4 million improvement versus the prior year, primarily due to improved working capital management, offsetting lower profits. The Company had $130 million of global liquidity at the end of the quarter.
William H. Osborne, president and chief executive officer, stated, “I am pleased with the progress the company made in the quarter, as we had success on several fronts. Our team has focused intensely on cost reduction this year, and the results are impressive. Overhead costs — which we define as fixed manufacturing costs and SG&A — were reduced $12.2 million in the quarter versus last year, including a $3.6 million one-time cost related to a contract dispute in Q3 2008. Overhead costs are down $20 million year-to-date, including $5 million in cumulative costs relating to the contract dispute. We improved the operating margin in our Fire Rescue (Bronto) group in the quarter. We generated strong cash flow in the quarter and reduced our net debt by over $26 million.”
Mr. Osborne continued, “Orders stabilized in the quarter, with third quarter orders equal to those in the second quarter. While we have not yet seen a consistent pattern of growth across our entire business portfolio, we did see sequential order growth in our Bronto aerial lift and PIPS automated license plate recognition (ALPR) businesses. We are continuing to take steps and devote resources to develop and grow our public safety businesses. I believe that our actions in 2009 have the company well positioned to profit from an economic recovery.”
Q3 GROUP RESULTS
Safety and Security Systems
•	Q3 orders of $70.5 million were down slightly from the $72.2 million in Q2.

•	Orders declined 19% from 2008 to $70.5 million as a result of the global economic recession and unfavorable currency effects.

•	Net sales were down 18% to $73.8 million due to lower volumes across most market segments and unfavorable foreign currency effects of 1.9%.

•	Operating income decreased $1.6 million to $6.7 million as a result of lower sales volumes. Operating expenses were lower than the prior year by $5.6 million primarily as a result of headcount reductions and cost containment efforts, and the absence of one-time costs in 2008 related to a contract dispute. However, this was not sufficient to overcome the volume decline in the quarter. 2009 operating expenses include an initial charge of $0.3 million for a restructuring initiave to consolidate plant operations. As a comparison, Q3 2008 income included a total of $6.1 million in charges associated with a contract dispute.
Fire Rescue (Bronto)
•	Orders for Q3 were up 24%, or $5.0 million, from Q2 to $26.2 million.

•	Orders declined 23%, or $7.9 million, to $26.2 million from Q3 2008 with a decrease across all product lines. Early 2008 orders were at record levels across all segments.

•	Net sales were essentially flat at $27.4 million as the group continues to work off a strong backlog.

•	Q3 operating income was up $1.5 million, to $2.2 million. Operating margin increased from 2.5% in 2008 to 8.0% in 2009 as a result of reduced outsourcing and efficiencies associated with the plant expansion.
Environmental Solutions
•	Orders were down 5%, or $2.9 million, from the second quarter

•	Q3 Orders declined 28%, to $60.8 million from Q3 2008 with a decrease across all product lines except sweeper exports.

•	Net sales were down 30% to $65.4 million primarily due to order weakness and lower sales volume.

•	Q3 operating income was down $6.1 million to $2.7 million. The impact of lower sales volumes was partially offset by favorable purchase price variances of $2.1 million and lower manufacturing and operating expenses of $1.8 million.
Other
•	Q3 Corporate expense was down $1.4 million to $4.1 million primarily as a result of lower legal expenses associated with the hearing loss litigation.

•	Interest expense for Q3 was down $1.0 million in 2009 due to lower interest rates and lower average borrowings.

•	The Q3 effective tax rate on income from continuing operations was 17.9%, or $1.0 million.
CONFERENCE CALL
Federal Signal will host its third quarter conference call on Tuesday, November 3, 2009 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) enhances the safety, security and well-being of communities and workplaces around the world. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and institutional customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates three groups: Safety and Security Systems, Environmental Solutions and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
INVESTOR CONTACT: William Barker, +1.630.954.2000, wbarker@federalsignal.com or Leo Mahon, +1.630.954.2000, lmahon@federalsignal.com
# # # # #

FEDERAL SIGNAL CORPORATION (NYSE)
Consolidated Financial Data
For the Third Quarter 2009 and 2008 (Unaudited)
(in millions except per share data)

	QTR	QTR	YTD	YTD
	September 30	September 30	September 30	September 30
	2009	2008	2009	2008
Quarter September 30:

Net Sales	$166.6	$212.0	$560.9	$665.9
Cost of sales	(124.6)	(155.7)	(415.7)	(488.3)
Operating expenses	(34.5)	(44.0)	(122.9)	(136.1)

Operating income	7.5	12.3	22.3	41.5
Interest expense	(2.6)	(3.6)	(8.8)	(12.6)
Other income (expense)	0.7	(0.1)	(0.3)	(1.9)

Income before income taxes	5.6	8.6	13.2	27.0
Income tax (expense) benefit	(1.0)	5.9	(2.5)	(0.3)

Income from continuing operations	4.6	14.5	10.7	26.7
Loss from discontinued operations and disposal, net of tax	(0.3)	(0.3)	(10.3)	(110.6)

Net income (loss)	$4.3	$14.2	$0.4	$(83.9)

Gross margin	25.2%	26.6%	25.9%	26.7%
Operating margin	4.5%	5.8%	4.0%	6.2%
Effective tax rate	17.9%	(68.6%)	18.9%	0.9%

Diluted earnings per share:
Earnings from continuing operations	$0.10	$0.31	$0.22	$0.56
Loss from discontinued operations and disposal, net of tax	(0.01)	(0.01)	(0.21)	(2.32)

Income (loss) per share	$0.09	$0.30	$0.01	$(1.76)

Average common shares outstanding	48.0	47.6	48.5	47.7

	QTR	QTR	YTD	YTD
	September 30	September 30	September 30	September 30
	2009	2008	2009	2008
Group results:

Safety and Security Systems Group:
Orders	$70.5	$86.6	$218.7	$281.2
Net Sales	73.8	90.3	228.8	275.9
Operating Income	6.7	8.3	21.8	27.5
Operating Margin	9.1%	9.2%	9.5%	10.0%
Backlog			$43.3	$61.8

Fire Rescue Group:
Orders	$26.2	$34.1	$68.2	$135.5
Net Sales	27.4	28.1	101.4	92.5
Operating Income	2.2	0.7	9.5	4.6
Operating Margin	8.0%	2.5%	9.4%	5.0%
Backlog			$106.6	$174.8

Environmental Solutions Group:
Orders	$60.8	$84.2	$191.9	$270.2
Net Sales	65.4	93.6	230.7	297.5
Operating Income	2.7	8.8	11.9	29.7
Operating Margin	4.1%	9.4%	5.2%	10.0%
Backlog			$59.1	$101.4

Corporate operating expenses	$(4.1)	$(5.5)	$(20.9)	$(20.3)

Total Operating Income	$7.5	$12.3	$22.3	$41.5

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	September 30	December 31
($ in millions)	2009	2008
ASSETS

Current assets
Cash and cash equivalents	$21.1	$23.4
Short-term investments	—	10.0
Accounts receivable, net of allowances for doubtful accounts of $1.9 million and $2.0 million, respectively	114.1	138.6
Inventories	129.2	133.5
Other current assets	27.1	21.5

Total current assets	291.5	327.0
Properties and equipment, net	67.7	63.5
Other assets
Goodwill	330.5	328.1
Intangible assets, net of accumulated amortization	48.0	47.8
Deferred tax assets	26.9	30.3
Deferred charges and other assets	1.8	4.4

Total assets	766.4	801.1
Assets of discontinued operations	10.2	37.0

Total assets	$776.6	$838.1

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	$1.3	$12.6
Current portion of long-term borrowings	40.4	25.1
Accounts payable	41.6	48.4
Accrued liabilities
Compensation and withholding taxes	20.6	23.9
Customer deposits	12.5	17.4
Other	53.0	48.6

Total current liabilities	169.4	176.0
Long-term borrowings	196.8	241.2
Long-term pension liabilities	54.1	58.0
Deferred gain	24.7	26.2
Other long-term liabilities	12.2	14.8

Total liabilities	457.2	516.2
Liabilities of discontinued operations	13.9	34.8

Total liabilities	471.1	551.0
Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 49.6 million and 49.3 million shares issued, respectively	49.6	49.3
Capital in excess of par value	93.3	106.4
Retained earnings	220.6	229.0
Treasury stock, 0.8 million and 1.9 million shares at cost, respectively	(15.8)	(36.1)
Accumulated other comprehensive loss
Foreign currency translation, net	15.3	(4.1)
Net derivative loss, cash flow hedges, net	(0.9)	(0.9)
Unrecognized pension and postretirement losses, net	(56.6)	(56.5)

Total	(42.2)	(61.5)

Total shareholders’ equity	305.5	287.1

Total liabilities and shareholders’ equity	$776.6	$838.1

Supplemental data:
Debt	$238.5	$278.9
Debt-to-capitalization ratio:	43.8%	49.3%
Net Debt/Cap Ratio	41.6%	46.1%

Net Debt/Cap Ratio = debt-to-capitalization ratio, net of cash

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Year-to-Date
	September 30,
	2009	2008
	($ in millions)
Operating activities
Net income (loss)	$0.4	$(83.9)
Adjustments to reconcile net income (loss) to net cash provided by (Used for) operating activities:
Loss on discontinued operations and disposal	10.3	110.6
Depreciation and amortization	11.7	11.9
Stock based compensation expense	3.3	2.1
Pension contributions	(0.5)	(8.2)
Working capital (1)	21.4	(16.2)
Other	(3.4)	(6.5)

Net cash provided by continuing operating activities	43.2	9.8
Net cash (used for) provided by discontinued operating activities	(3.2)	119.5

Net cash provided by operating activities	40.0	129.3

Investing activities
Purchases of properties and equipment	(11.9)	(18.8)
Proceeds from sales of properties, plant and equipment	1.2	35.8
Other, net	10.0	0.8

Net cash (used for) provided by continuing investing activities	(0.7)	17.8
Net cash provided by discontinued investing activities	14.2	54.4

Net cash provided by investing activities	13.5	72.2

Financing activities
Decrease in short-term borrowings, net	(11.3)	(1.4)
Payments on long-term borrowings, net	(29.8)	(55.4)
Purchases of treasury stock	—	(6.0)
Cash dividends paid to shareholders	(8.7)	(8.6)
Other, net	0.2	(0.1)

Net cash used for continuing financing activities	(49.6)	(71.5)
Net cash used for discontinued financing activities	(7.1)	(126.7)

Net cash used for financing activities	(56.7)	(198.2)

Effects of foreign exchange rate changes on cash	0.9	—

(Decrease) increase in cash and cash equivalents	(2.3)	3.3
Cash and cash equivalents at beginning of period	23.4	12.5

Cash and cash equivalents at end of period	$21.1	$15.8

(1)	Working capital is composed of net accounts receivable, inventories, accounts payable and customer deposits.